Exhibit 99.9

First Phosphate Announces Advanced Metallurgical Testing, Surface Stripping and Channel Sampling

Saguenay, Quebec--(Newsfile Corp. - June 25, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that a 5,000-kilogram bulk sample has been drilled and collected at its Bégin-Lamarche phosphate project, located in the Saguenay-Lac-Saint-Jean region of Quebec, Canada.

The purpose of the bulk sample is to conduct advanced metallurgical testing to refine the process for recovery of apatite (phosphate), magnetite (iron), and ilmenite (titanium).

This work follows the successful preliminary metallurgical testing conducted in June 2023, which confirmed the positive recovery of the targeted minerals. These tests demonstrated the technical feasibility of processing the ore at small scale and have provided the foundation to proceed to this next semi-industrial stage. Details on the earlier small-scale pilot plant are available at: https://firstphosphate.com/pilotplant.

The Company now intends to scale its pilot process to validate flowsheet performance in a semi-industrial setting, to optimize process parameters, and to generate technical data to support future economic and feasibility studies.

2,000 kilograms of the current sample were sourced from the Company’s Begin-Lamarche project’s Northern Zone, 2,000 kilograms from its Mountain Zone and 1,000 kilograms from its Southern Zone.

The Preliminary Economic Assessment (“PEA”) for the Bégin-Lamarche property indicates that phosphate mining operations will begin in the higher-grade Northern and Mountain Zones for the first 10 years of production.

“The success of the 2023 pilot tests confirmed the potential of our project to efficiently produce critical minerals essential to the energy transition. Advancing to semi-industrial scale is a key step toward developing a robust industrial process,” said John Passalacqua, CEO of First Phosphate.

The metallurgical testing is being conducted under the supervision of SGS Canada Inc., at their facility in Québec City, Canada in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. An updated technical report will be issued following the completion of the pilot plant trials.

Surface Stripping and Channel Sampling

First Phosphate also carried out two surface stripping on the Northern and Southern Zones. The objective was to gain a better understanding of the geology and location of the mineralized zones, as well as to validate the interpretations from prior drill campaigns. Mapping and channel sampling was completed on the exposed surfaces. Stripping in the Northern Zone revealed oxide-apatite-bearing ultramafic rock containing an average of 20% apatite (phosphate mineral), and up to 45% apatite locally. Stripping in the Southern Zone revealed a troctolite assemblage containing 10-15% apatite and oxide-apatite-bearing ultramafic rock containing 25% apatite. Surface observations have confirmed the geological model interpreted from the earlier drilling campaigns.

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First Phosphate will be carrying out a series of site visits this year to the Bégin-Lamarche project site for interested investors and partners. Parties interested in participating, please reach out to us via our website.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).

Investor Outreach Engagement

The Company has engaged Connect 4 Marketing Ltd. (“Connect4”) to provide digital marketing and communications services to the Company. The services will include continuing social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting and corporate video dissemination. The term of the agreement with Connect4 is for a period of 6 month period beginning July 1, 2025. Connect4 is based in Brossard, Quebec, Canada and can be reached at (514) 970-1316. The cash compensation for the engagement is $12,330.00.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company’s vertically integrated approach connects sustainable phosphate mining in Quebec with North American battery supply chains, targeting the energy storage, data center, robotics, mobility, and defense sectors. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American battery supply chains; the Company’s ability to refine the process for recovery of apatite (phosphate), magnetite (iron), and ilmenite (titanium); the Company’s intentions to scale its pilot process and to validate flowsheet performance in a semi-industrial setting, to optimize process parameters, and to generate technical data to support future economic and feasibility studies; and the Company’s proposed development of a robust industrial process.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated January 29, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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https://www.newsfilecorp.com/release/256697